Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
April 23, 2019
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Capital Corporation - Registration Statement on Form N-2
Dear Sir/Madam:
On behalf of OFS Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s post-effective amendment no. 3 to its registration statement on Form N-2 (the “Registration Statement”) on April 23, 2019 for the registration of up to $200,000,000 of common stock, preferred stock, subscription rights to purchase shares of common stock, warrants or debt securities of the Company.

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in pre-effective amendment no. 2 to the Company’s registration statement on Form N-2 (File No. 333-222419), which was filed with the Commission on June 8, 2018 (and declared effective on June 11, 2018), except for (i) revisions to add to the Company’s investment strategy and the corresponding risks, and (ii) the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218 or Adam Park at (202) 383-0937.
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Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

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